UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 12, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities. The securities referred to herein are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering memorandum. Such offering memorandum will contain detailed information about the company making the offer, its management and financial statements. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Company does not intend to make any public offering of securities in the United States.

ISSUE OF JPY-DENOMINATED CREDIT ENHANCED BONDS

The Board is pleased to announce that on 9 March 2018, the Company entered into three Subscription Agreements in relation to the issue of its Series 1 JPY10,000,000,000 0.33% Bonds due 2021 (“Guaranteed Bonds”), Series 2 JPY20,000,000,000 0.64% Bonds due 2021 (“BOC LC Bonds”) and Series 3 JPY20,000,000,000 0.64% Bonds due 2021 (“ICBC LC Bonds”), respectively, under the Credit Enhanced Bonds Issuance Programme, in each case with the Joint Lead Managers named in such Subscription Agreements.

THE BOND ISSUE

Reference is made to the announcement of the Company dated 2 February 2018.

The Board is pleased to announce that on 9 March 2018, the Company entered into three Subscription Agreements in relation to the Bond Issue, in each case with the Joint Lead Managers named in such Subscription Agreements.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers are all Independent Third Parties. None of the Bonds will be offered to the public in Hong Kong or placed to any connected persons of the Company.

The principal terms of each Series of the Bonds (each a “Series”) are summarised as follows:

Guaranteed Bonds:

a.	Issuer:		China Eastern Airlines Corporation Limited

b.	Series number:		1

	(i)	Credit support:	Guaranteed Bonds, which will have the benefit of a guarantee provided by Sumitomo Mitsui Banking Corporation acting through its Hong Kong Branch as the Guarantor as to any guaranteed payment specified in the terms and conditions of the Bonds.

	(ii)	Credit support provider:	Sumitomo Mitsui Banking Corporation acting through its Hong Kong Branch as the Guarantor

	(iii)	Guarantee maximum limit:	JPY10,500,000,000

c.	Aggregate principal amount:		JPY10,000,000,000

d.	Issue price:		100% of the aggregate principal amount

	(i)	Specified denominations:	JPY100,000,000

	(ii)	Calculation amount:	JPY100,000,000

	(iii)	Issue date:	16 March 2018

	(iv)	Interest commencement date:	16 March 2018

e.	Maturity date:		16 March 2021

f.	Interest basis:		Fixed rate

	(i)	Rate of interest:	0.33% per annum payable semi-annually in arrear

	(ii)	Interest payment dates:	16 March and 16 September in each year (not adjusted)

	(iii)	Fixed coupon amount:	JPY165,000 per calculation amount

g.	Ratings:		The Guaranteed Bonds to be issued are expected to be rated AA by Japan Credit Rating Agency, Ltd.

h.	Joint Lead Managers and Joint Bookrunners:		SMBC Nikko Capital Markets Limited DBJ Securities Co., Ltd.

BOC LC Bonds:

a.	Issuer:		China Eastern Airlines Corporation Limited

b.	Series number:		2

	(i)	Credit support:	BOC LC Bonds, which will have the benefit of a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

	(ii)	Credit support provider:	Bank of China Limited acting through its Tokyo Branch as the LC Bank

	(iii)	Letter of credit maximum limit:	JPY21,000,000,000

	(iv)	Letter of credit expiry date:	16 April 2021

c.	Aggregate principal amount:		JPY20,000,000,000

d.	Issue price:		100% of the aggregate principal amount

	(i)	Specified denominations:	JPY100,000,000

	(ii)	Calculation amount:	JPY100,000,000

	(iii)	Issue date:	16 March 2018

	(iv)	Interest commencement date:	16 March 2018

e.	Maturity date:		16 March 2021

f.	Interest basis:		Fixed rate

	(i)	Rate of interest:	0.64% per annum payable semi-annually in arrear

	(ii)	Interest payment dates:	16 March and 16 September in each year (not adjusted)

	(iii)	Fixed coupon amount:	JPY320,000 per calculation amount

g.	Ratings:		The BOC LC Bonds to be issued are expected to be rated A1 by Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation (“Moody’s”).

h.	Joint Lead Managers and Joint Bookrunners:		Bank of China Limited Mizuho Securities Asia Limited SMBC Nikko Capital Markets Limited Daiwa Capital Markets Singapore Limited Morgan Stanley & Co. International plc Nomura International plc

ICBC LC Bonds:

a.	Issuer:		China Eastern Airlines Corporation Limited

b.	Series number:		3

	(i)	Credit support:	ICBC LC Bonds, which will have the benefit of a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

	(ii)	Credit support provider:	Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch as the LC Bank

	(iii)	Letter of credit maximum limit:	JPY21,000,000,000

	(iv)	Letter of credit expiry date:	16 April 2021

c.	Aggregate principal amount:		JPY20,000,000,000

d.	Issue price:		100% of the aggregate principal amount

	(i)	Specified denominations:	JPY100,000,000

	(ii)	Calculation amount:	JPY100,000,000

	(iii)	Issue date:	16 March 2018

	(iv)	Interest commencement date:	16 March 2018

e.	Maturity date:		16 March 2021

f.	Interest basis:		Fixed rate

	(i)	Rate of interest:	0.64% per annum payable semi-annually in arrear

	(ii)	Interest payment dates:	16 March and 16 September in each year (not adjusted)

	(iii)	Fixed coupon amount:	JPY320,000 per calculation amount

g.	Ratings:		The ICBC LC Bonds to be issued are expected to be rated A1 by Moody’s.

h.	Joint Lead Managers and		Mizuho Securities Asia Limited
	Joint Bookrunners:		Bank of China Limited
SMBC Nikko Capital Markets Limited
Daiwa Capital Markets Singapore Limited
Morgan Stanley & Co. International plc
Nomura International plc

Collectively, SMBC Nikko Capital Markets Limited, Bank of China Limited and Mizuho Securities Asia Limited are the Joint Global Coordinators for the Bond Issue.

The Company intends to use the net proceeds from the sale of the Bonds for debt refinancing purpose.

LISTING

The application for listing of the Credit Enhanced Bonds Issuance Programme on the professional-oriented TOKYO PRO-BOND Market by the Company was officially approved by the Tokyo Stock Exchange on 2 February 2018. The Company will seek a listing of the Bonds on Tokyo Stock Exchange. Admission of the Bonds to Tokyo Stock Exchange is not to be taken as an indication of the merits of the Company or the Bonds under the Credit Enhanced Bonds Issuance Programme. The relevant documents in relation to the Bond Issue delivered to and published on the website of Japan Exchange Group, Inc. can be viewed at www.jpx.co.jp.

As the conditions precedent to completion of the Subscription Agreements may or may not be satisfied and the Subscription Agreements may be terminated upon the occurrence of certain events, prospective investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

“Board”	the board of Directors

“Bond Issue”	the issue of the Bonds by the Company

“Bonds”	the Guaranteed Bonds, the BOC LC Bonds and the ICBC LC Bonds

“Company”	China Eastern Airlines Corporation Limited, a joint stock company incorporated in the PRC with limited liability and whose H Shares (stock code: 00670) are listed on the Main Board of the Stock Exchange

“connected persons”	has the meaning ascribed thereto under the Listing Rules

“Credit Enhanced Bonds Issuance Programme”	the credit enhanced bonds issuance programme of the Company

“Directors”	the directors of the Company

“Guarantor”	Sumitomo Mitsui Banking Corporation acting through its Hong Kong Branch

“H Shares”	the ordinary shares of RMB1.00 each in the share capital of the Company, which are issued outside the PRC, listed on the Stock Exchange and traded in Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	parties independent of the Company and its connected persons

“Joint Bookrunners”	the same as the Joint Lead Managers

“Joint Global Coordinators”	collectively, SMBC Nikko Capital Markets Limited, Bank of China Limited and Mizuho Securities Asia Limited

“Joint Lead Managers”	collectively, SMBC Nikko Capital Markets Limited and DBJ Securities Co., Ltd., in the case of Guaranteed Bonds; or collectively, Bank of China Limited, Mizuho Securities Asia Limited, SMBC Nikko Capital Markets Limited, Daiwa Capital Markets Singapore Limited, Morgan Stanley & Co. International plc and Nomura International plc, in the case of each Series of LC Bonds

“JPY”	Japanese yen

“LC Bank”	Bank of China Limited acting through its Tokyo Branch, in the case of BOC LC Bonds; or Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch, in the case of ICBC LC Bonds

“LC Bonds”	BOC LC Bonds and ICBC LC Bonds

“PRC”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreements”	the three subscription agreements dated 9 March 2018 entered into between the Company and the Joint Lead Managers in relation to each Series of the Bonds

“%”	per cent.
By Order of the Board China Eastern Airlines Corporation Limited Wang Jian Company Secretary Shanghai, the People’s Republic of China 9 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).